January 31, 2008
Filed pursuant to Rule 433
Registration No: 333-146731

Form of Pricing Term Sheet
Issuer:	JPMorgan Chase & Co.
Currency:	USD
Size:	$1,000,000,000
Security Type:	Senior Medium-Term Notes
Business Day:	New York, Tokyo
Maturity:	February 7, 2013
Interest Rate Index:	Three- Month LIBOR
Re-offer Spread to Index:	Three-Month LIBOR plus 85 bps
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$996,500,000 (99.650%)
Day Count Convention:	Actual/360
Interest Payment Dates:	February 7, May 7, August 7 and November 7, commencing May 7, 2008
Reset Frequency:	Quarterly
Payment Frequency:	Quarterly
Trade Date:	January 31, 2008
Settlement Date:	February 7, 2008 (T+5)
Denominations	$1,000 x $1,000
CUSIP:	46623EHW2 / US46623EHW21
Ratings:	Aa2/AA-/AA-
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	Cabrera Capital Markets, LLC The Williams Capital Group, L.P.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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